COMPLIANCE WITH KRX DISCLOSURE REQUIREMENT
Regarding Possible Purchase and Acquisition of Shares
in Elkem A.S.

POSCO has withdrawn plans for the purchase and acquisition of shares in Elkem A.S., a Norwegian producer of solar grade silicon products.